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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                  SCHEDULE TO
                                 (RULE 14d-100)
       TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                              -------------------
                              NCS HEALTHCARE, INC.
                       (Name of Subject Company (Issuer))

                                 OMNICARE, INC.
                             NCS ACQUISITION CORP.
                      (Names of Filing Persons (Offerors))

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    62887410
                     (CUSIP Number of Class A Common Stock)

                                      AND

                CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                 NOT APPLICABLE
                     (CUSIP Number of Class B Common Stock)

                              PETER LATERZA, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                                 OMNICARE, INC.
                         100 EAST RIVERCENTER BOULEVARD
                           COVINGTON, KENTUCKY 41011
                           TELEPHONE: (859) 392-3300
      (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:

                             MORTON A. PIERCE, ESQ.
                              DEWEY BALLANTINE LLP
                          1301 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 259-8000
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                           CALCULATION OF FILING FEE

    Transaction Valuation*                        Amount of Filing Fee
         $91,816,869                                   $18,363.37

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of (i) 18,460,599 shares of the class A common stock, par value $0.01, of NCS HealthCare, Inc. (the 'Company'), representing all of the outstanding shares of such class as of July 28, 2002 (less 1,000 shares of such class owned by Omnicare, Inc.), (ii) 5,255,210 shares of the class B common stock, par value $0.01, of the Company, representing all of the outstanding shares of such class as of July 28, 2002, (iii) 2,422,724 shares reserved for issuance upon the exercise of outstanding options to purchase class A common stock and (iv) 94,858 shares reserved for issuance upon the exercise of outstanding options to purchase class B common stock. The number of outstanding shares and shares reserved for issuance upon the exercise of options is contained in the Current Report on Form 8-K filed by the Company on July 30, 2002.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

           Amount Previously Paid: N/A        Filing party: N/A
           Form or Registration No.: N/A      Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [X] third-party tender offer subject to Rule 14d-1
    [ ] issuer tender offer subject to Rule 13e-4
    [ ] going private transaction subject to Rule 13e-3
    [ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [ ]
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    This Tender Offer Statement on Schedule TO relates to a tender offer by NCS Acquisition Corp., a Delaware corporation ('Purchaser') and a wholly-owned subsidiary of Omnicare, Inc., a Delaware corporation ('Omnicare'), to purchase all outstanding shares of class A common stock, par value $0.01 per share, of NCS HealthCare, Inc., a Delaware corporation (the 'Company'), and all outstanding shares of class B common stock, par value $0.01 per share, of the Company for a purchase price of $3.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 8, 2002 (the 'Offer to Purchase'), and in the related Letter of Transmittal (the 'Letter of Transmittal' which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the 'Offer').

                         Items 1 through 9, and Item 11

    The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits
(a)(1)(A) and (a)(1)(B) hereto, respectively, are incorporated herein by reference in answer to items 1 through 9, and Item 11 in this Tender Offer Statement on Schedule TO.

                         Item 10. Financial Statements.

    Not Applicable.

                               Item 12. Exhibits

(a)(1)(A)  Offer to Purchase dated August 8, 2002.
(a)(1)(B)  Letter of Transmittal.
(a)(1)(C)  Notice of Guaranteed Delivery.
(a)(1)(D)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees.
(a)(1)(E)  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.
(a)(1)(F)  Guidelines for Certification of Taxpayer Identification Number on Substitute
           Form W-9.
(a)(1)(G)  Summary Advertisement, published August 8, 2002.
(a)(1)(H)  Press Release issued by Omnicare, Inc. on August 8, 2002.
(a)(1)(I)  Complaint filed in the Chancery Court, New Castle County, Delaware on
           August 1, 2002.
(b)(1)     Three-year, $495.0 million Credit Agreement, dated as of March 20, 2001, among
           Omnicare, Inc., as the Borrower, the Guarantors named therein and the lenders named therein, as the Lenders, Lehman Commercial Paper Inc., as a Syndication
           Agent, Sun Trust Bank, as a Documentation Agent, Deutsche Banc Alex. Brown, as
           a Documentation Agent, and Bank One, NA, with its main office in Chicago,
           Illinois, as the Administrative Agent. (Incorporated by reference to Exhibit
           99.3 of Omnicare's Current Report on Form 8-K filed with the Securities and
           Exchange Commission on March 23, 2001).
(c)        None.
(d)(1)     Confidentiality Agreement, dated August 29, 2001, between Omnicare, Inc. and
           NCS HealthCare, Inc.
(e)        None.
(f)        None.
(g)        None.
(h)        None.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2002

                                          OMNICARE, INC.

                                          By: /s/    DAVID W. FROESEL, JR.
                                             --------------------------------
                                          Name:  David W. Froesel, Jr.
                                          Title: Senior Vice President
                                                 and Chief Financial Officer


                                          NCS ACQUISITION CORP.


                                          By: /s/    DAVID W. FROESEL, JR.
                                             --------------------------------
                                          Name:  David W. Froesel, Jr.
                                          Title: Vice President and Chief
                                                 Financial Officer

                                 EXHIBIT INDEX

(a)(1)(A)  Offer to Purchase dated August 8, 2002.

(a)(1)(B)  Letter of Transmittal.

(a)(1)(C)  Notice of Guaranteed Delivery.

(a)(1)(D)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees.

(a)(1)(E)  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.

(a)(1)(F)  Guidelines for Certification of Taxpayer Identification Number on Substitute
           Form W-9.

(a)(1)(G)  Summary Advertisement, published August 8, 2002.

(a)(1)(H)  Press Release issued by Omnicare, Inc. on August 8, 2002.

(a)(1)(I)  Complaint filed in the Chancery Court, New Castle County, Delaware on
           August 1, 2002.

(b)(1)     Three-year, $495.0 million Credit Agreement, dated as of March 20, 2001, among
           Omnicare, Inc., as the Borrower, the Guarantors named therein and the lenders named therein, as the Lenders, Lehman Commercial Paper Inc., as a Syndication
           Agent, Sun Trust Bank, as a Documentation Agent, Deutsche Banc Alex. Brown, as
           a Documentation Agent, and Bank One, NA, with its main office in Chicago,
           Illinois, as the Administrative Agent. (Incorporated by reference to Exhibit
           99.3 of Omnicare's Current Report on Form 8-K filed with the Securities and
           Exchange Commission on March 23, 2001).

(c)        None.

(d)(1)     Confidentiality Agreement, dated August 29, 2001, between Omnicare, Inc. and
           NCS HealthCare, Inc.

(e)        None.

(f)        None.

(g)        None.

(h)        None.